Exhibit 99.17

CONSENT OF  M. HESTER

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information relating to the mineral reserve and mineral resource estimates of the Chapada Copper-Gold Project;

2.

The technical report dated March 10, 2008, entitled “Chapada Copper-Gold Project, Goias State, Brazil, Technical Report Pursuant to National Instrument 43-101 of the Canadian Securities Administrators” (the “Chapada Report”); and

3.

The annual information form of the Company dated March 24, 2008, which includes reference to my name in connection with information relating to the Chapada Copper-Gold Project and the Chapada Report and the properties described therein.

Date: March 31, 2008

/s/ Michael Hester

Name: Michael G. Hester, FAusIMM
Title: Independent Mining Consultants Inc.